UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
INFOCROSSING, INC.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
45664X109

(CUSIP Number)
WIPRO LIMITED
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
Attn: Madhu Khatri, Esq.
General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 6, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45664X109

1	NAMES OF REPORTING PERSONS: Wipro Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0154404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	India

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,766,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,766,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,766,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	45664X109

1	NAMES OF REPORTING PERSONS: Wipro Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-0494327

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,766,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,766,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,766,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	45664X109

1	NAMES OF REPORTING PERSONS: Roxy Acquisition Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	26-0691386

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,766,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,766,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,766,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of Infocrossing, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 2 Christie Heights Street, Leonia, NJ 07605.
Item 2. Identity and Background
     This Statement on Schedule 13-D is being filed on behalf of Wipro Limited (“Wipro”), a corporation organized under the laws of India; Wipro Inc., a Delaware corporation and wholly-owned subsidiary of Wipro (“Middle Co.”); and Roxy Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Middle Co. (the “Offeror”).
     The principal executive offices of Wipro are located at Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India. The principal executive offices of Middle Co. and the Offeror are located at 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 08816.
     Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Middle Co. is an investment holding company and performs IT services. To date, the Offeror has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.
     Attached hereto as Schedule A, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Wipro Limited, Middle Co. and the Offeror.
     During the last five years, none of Wipro, Middle Co. or the Offeror, and to the knowledge of Wipro, Middle Co. and the Offeror, none of the officers and directors listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On August 6, 2007, Wipro, the Offeror and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Offeror will merge with and into the Issuer (the “Merger”), subject to the consummation of a tender offer (the “Tender Offer”) to acquire all the issued and outstanding shares of the Issuer’s Common Stock and the satisfaction or waiver of the conditions set forth in the Merger Agreement, as more fully discussed in Item 4 below.
     In addition to the Merger Agreement, and in connection therewith, Wipro and the Offeror also entered into tender and voting agreements with each of Mr. Robert Wallach and Mr. Zach Lonstein (each a “Principal Stockholder”), dated as of the date of the Merger Agreement (each a “Voting Agreement”). Under the Voting Agreements, each Principal Stockholder has (i) agreed to tender and not withdraw his beneficially held shares of Common Stock (the “Shares”) pursuant to the terms of the Tender Offer and (ii) granted certain representatives of Wipro an irrevocable proxy to vote and exercise all voting and related rights with respect to the Shares, including any and all other Shares or securities of the Issuer issued or issuable in respect thereof on or after the date of the Voting Agreement.
     As a result of entering into the Voting Agreements, each of Wipro and the Offeror may be deemed to have acquired the power to vote the Shares in favor of the approval of the Merger Agreement and, consequently, shared beneficial ownership of the Shares within the meaning of Rule 13d-3 promulgated under the Exchange Act. Middle Co. may be deemed to have indirectly acquired beneficial ownership of such Shares by virtue of its 100% ownership of the capital stock of the Offeror.
     Neither Wipro nor the Offeror has paid any consideration to the Principal Stockholders in connection with the execution and delivery of the Voting Agreements. However, if Wipro and the Offeror acquire the Shares pursuant to the terms and conditions of the Merger Agreement and the Voting Agreements, the value of such transaction will be $18.70 per Share (or any different price per Share that is paid in the Tender Offer), net to the holder thereof in cash without interest thereon, less any required withholding taxes. The Offeror expects to fund the consideration payable for such Shares through Wipro’s internally available cash and securities and additional cash generated from operations or through available bank loans.

     The foregoing description of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements. A copy of the Merger Agreement is attached to this filing as Exhibit 1, and copies of the Voting Agreements are attached to this filing as Exhibit 2 and Exhibit 3.
Item 4: Purpose of Transaction
     As described in Item 3 above, which description is incorporated into this Item 4 by reference, Wipro and the Offeror have executed the Voting Agreements as part of a plan to acquire control of the Issuer through the acquisition of all of the Issuer’s issued and outstanding Common Stock by means of the proposed Tender Offer and Merger.
     Pursuant to the terms and conditions of the Merger Agreement, the Offeror intends to consummate the Tender Offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Issuer for $18.70 per share (or any different price per share that is paid in the Tender Offer), net to the holder thereof in cash without interest thereon, less any required withholding taxes.
     Pursuant to the terms and conditions of the Merger Agreement, the Issuer has granted the Offeror an option (the “Top-Up Option”) to purchase that number of shares equal to the lowest number of shares that, when added to any other shares directly or indirectly owned by Wipro or the Offeror at the time of such exercise, including all shares acquired in the Tender Offer, constitute one thousand shares more than ninety percent (90%) of the shares outstanding immediately after such exercise, at a price per share equal to the price per share paid in the Tender Offer.
     Pursuant to the terms and conditions of the Merger Agreement, and following the consummation of the Tender Offer and the payment for all shares of the Issuer’s Common Stock tendered pursuant thereto, the Offeror will merge with and into the Issuer and all then-outstanding shares of Common Stock (other than shares held in treasury of the Issuer and shares owned directly or indirectly by Wipro Limited, Middle Co., the Offeror or any wholly-owned subsidiary of the Issuer) will be cancelled and converted into the right to receive $18.70 per share, net to the holder thereof in cash without interest, less any required withholding taxes. Upon completion of the Merger, the Issuer will be a wholly-owned subsidiary of Middle Co. and an indirect wholly-owned subsidiary of Wipro.
     Pursuant to the terms of the Merger Agreement, following the acceptance for payment by the Offeror pursuant to the Tender Offer of more than a majority of the outstanding shares of the Issuer’s Common Stock, and from time to time thereafter as such shares are acquired by Wipro or the Offeror, Wipro shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Issuer as will give Wipro, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to at least that number of directors that equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Wipro or any affiliate of Wipro bears to the total number of such shares then outstanding.
     The directors of the Offeror immediately prior to the consummation of the Merger shall be the initial directors of the surviving corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Issuer immediately prior to the consummation of the Merger shall be the initial officers of the surviving corporation, each to hold office until the earlier of their resignation or removal.
     Following the Merger, the Issuer’s shares of Common Stock will no longer be traded on the Nasdaq Global Market, there will be no public market for such shares, and the registration of such shares under the Securities Exchange Act of 1934 will be terminated.
     Other than as described in this Item 4, Wipro, Middle Co. and the Offeror have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Wipro, Middle Co. and the Offeror intend to continue to review the Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Tender Offer and the appointment of directors to the Issuer’s Board of Directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5. Interest in Securities of the Issuer
     (a) and (b) As discussed in Item 3 above, which discussion is incorporated herein by reference, each of Wipro and the Offeror may be deemed to have acquired beneficial ownership of the Shares in connection with the execution and delivery of the Voting Agreements, and Middle Co. may be deemed to have acquired indirect beneficial ownership of the Shares by virtue of its 100% ownership of the capital stock of the Offeror.
     The Shares comprise 2,766,296 shares of the Issuer’s Common Stock, including options to purchase 1,320,450 shares exercisable within 60 days of August 6, 2007, and constitute approximately 12.4% of all issued and outstanding shares of the Issuer’s Common Stock as of August 3, 2007. Therefore, by entering into the Voting Agreements, Wipro and the Offeror may be deemed to have acquired beneficial ownership of an aggregate of 2,766,296 shares (or approximately 12.4%) of the Issuer’s Common Stock.
     Notwithstanding the foregoing, except as expressly provided in the Voting Agreements, Wipro and the Offeror are not entitled to any rights as stockholders of the Issuer, and both entities expressly disclaim any beneficial ownership of such Shares.
     Except as set forth in this Item 5(a) and (b), to the knowledge of Wipro and the Offeror, no person named in Schedule A hereto beneficially owns any shares of the Issuer’s Common Stock.
     (c) Except for the agreements described above, to the knowledge of Wipro, Middle Co. and the Offeror, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a) and (b).
     (d) To the knowledge of Wipro, Middle Co. and the Offeror, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Wipro has engaged Citigroup Global Markets, Inc. (“Citi”) in connection with Wipro’s evaluation of the Tender Offer, the Merger, and the transactions contemplated thereby, and will pay Citi a fee upon consummation of the Tender Offer and Merger. Except for the transaction with Citi and as described in Items 3 through 5 of this Statement on Schedule 13D, which is hereby incorporated by reference into this Item 6, there are no contracts, arrangements understandings or relationships (legal or otherwise) among Wipro, the Offeror and any other person with respect to any securities of the Issuer, including, but not limited to, agreements regarding the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Wipro Limited, Roxy Acquisition Corp. and Infocrossing, Inc. is hereby incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC on August 15, 2007

2.	Tender and Voting Agreement, dated as of August 6, 2007, by and among Wipro Limited, Roxy Acquisition Corp. and Zach Lonstein is hereby incorporated by reference to Exhibit 2 to the Schedule 13D filed with the SEC on August 15, 2007

3.	Tender and Voting Agreement, dated as of August 6, 2007, by and among Wipro Limited, Roxy Acquisition Corp. and Robert Wallach is hereby incorporated by reference to Exhibit 3 to the Schedule 13D filed with the SEC on August 15, 2007

Signature
After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2007
WIPRO LIMITED

By:	/s/ Suresh C. Senapaty

Suresh C. Senapaty
Executive Vice President, Finance and Chief Financial Officer

WIPRO INC.

By:	/s/ Sridhar Ramasubbu

Sridhar Ramasubbu
Secretary

ROXY ACQUISITION CORP.

By:	/s/ Sridhar Ramasubbu

Sridhar Ramasubbu
President

Schedule A
     1. Wipro Limited (“Wipro”)
     Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Wipro Limited. The principal address of Wipro Limited, and unless otherwise indicated below, the current business address for each individual listed below is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India. Unless otherwise indicated below, all of the individuals listed below are citizens of India.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Directors:

Azim H. Premji*	61	Mr. Premji has served as Wipro’s Chief Executive Officer, Chairman of its Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science degree in Electrical Engineering from Stanford University.

Dr. Ashok S. Ganguly	71	Dr. Ganguly has served as a member of Wipro’s Board of Directors since 1999. He is also the Chairman of Wipro’s Board Governance and Compensation Committee. He is currently the Chairman of Firstsource Solutions Limited (formerly ICICI OneSource Ltd.) and ABP Pvt. Ltd. (Anandabazar Patrika) and has been a director on the Central Board of the Reserve Bank of India since November 2000. Dr. Ganguly also currently serves as a non-executive director of Mahindra & Mahindra Limited, ICICI Knowledge Park and Tata AIG Life Insurance Company Limited and is a director on the Advisory Board of Microsoft Corporation (India) Pvt Ltd. He is a member of the Prime Minister’s Council on Trade and Industry as well as the Investment Commission and the India-USA CEO Council, set up by the Prime Minister of India and the President of the United States. He is also a member of the National Knowledge Commission to the Prime Minister. He also served on the Board of Directors of British Airways PLC from 1996 to 2005. Mr. Ganguly’s principal business address is 6th Floor, Peninsula Chambers, G K Marg, Lower Parel, Mumbai, India.

B.C. Prabhakar	63	Mr. Prabhakar has served as a member of Wipro’s Board of Directors since February 1997. He has been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. degree in Political Science and Sociology and an LL.B. degree from Mysore University. Mr. Prabhakar serves as a non-executive director of Automotive Axles Limited and 3M India Limited. His principal business address is No. 135A Surveyors Street, Basavangudi, Bangalore, India.

Dr. Jagdish N. Sheth	68	Dr. Sheth has served as a member of Wipro’s Board of Directors since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth is also a member of the Board of Directors of Cryo-Cell International, Inc., Adayana, Inc., Shasun Chemicals and Drugs Limited and Manipal AcuNova Pvt. Limited. Dr. Sheth holds a B. Com (Honors) degree from Madras University, an M.B.A. from the University of Pittsburgh and a Ph.D. in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is a citizen of the United States, and his principal business address is 1626 Mason Mill Road, Atlanta GA 30329, U.S.A.

Narayanan Vaghul	70	Mr. Vaghul has served as a member of Wipro’s Board of Directors since June 1997 and is currently the Chairman of its Audit Committee and its lead independent director. He served as the Chairman of the Board of Directors of ICICI Limited from September 1985 until its merger with ICICI Bank Limited, and he has continued to serve as the Chairman of the Board of Directors of the surviving entity since the merger.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

		Mr. Vaghul is a member of the Board of Directors of Mahindra & Mahindra Limited, Mahindra World City Developers Ltd., Nicholas Piramal India, Ltd., Hemogenomics Pvt. Ltd., Himatsingka Seide Limited, Asset Reconstruction Company India Limited, Air India Engineering Services Limited, Azim Premji Foundation, Air India Air Transport Services Limited, Apollo Hospitals Enterprise Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra & Mahindra Limited, Apollo Hospitals and Nicholas Piramal India Ltd. Mr. Vaghul is also a member of the Audit Committee of Arcelor Mittal, Air India Limited, Nicholas Piramal India Limited and Mahindra World City Developers Ltd. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University, and his principal business address is ICICI Bank Towers, 93, Santhome High Road, Chennai, India.

Bill Owens	67	Mr. Owens has been a member of Wipro’s Board of Directors since July 1, 2006. In addition, he currently serves as a member of the Board of Directors of Polycom, Inc., a media communications company; Daimler Chrysler AG, an automotive company; Embarq Corp.; Intelius Inc.; and Force 10 Networks Inc. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic L.L.C., a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. degree in Mathematics from the U.S. Naval Academy and B.A. and M.A. degrees in Politics, Philosophy and Economics from Oxford University. Mr. Owens is a citizen of the United States, and his principal business address is 30/F Gloucester Tower, The Landmark, 15, Queens Road, Central, Hong Kong SAR.

Priya Mohan Sinha	66	Mr. Sinha has been a member of Wipro’s Board of Directors since January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Private Limited and President of Pepsi Foods Ltd. since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985, he also served as Sales Director of Hindustan Lever. Currently, he is a member of the Board of Directors of ICICI Bank Limited, Bata India Limited, Indian Oil Corporation Limited, Lafarge India Pvt. Limited and Azim Premji Foundation. Mr. Sinha holds a B.A. degree from Patna University, and he has also attended the Advanced Management Program at the Sloan School of Management, Massachusetts Institute of Technology. Mr. Sinha is a citizen of the United States, and his principal business address is B787, Sushant Lok Phase 1, Gurgaon 122002, India.

Executive Officers:

Suresh C. Senapaty	50	Mr. Senapaty has served as Wipro’s Chief Financial Officer and Executive Vice President, Finance since January 1995 and has been employed by Wipro in other positions since April 1980. Mr. Senapaty holds a B. Com. degree from Utkal University in India and is a Fellow Member of the Institute of Chartered Accountants of India.

Pratik Kumar	41	Mr. Kumar has served as Wipro’s Executive Vice President, Human Resources since April 2002 and has been employed by Wipro in other positions since November 1991. Mr. Kumar holds a B.A. degree from Delhi University and an M.B.A. degree from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

Suresh Vaswani	47	Mr. Vaswani has served as Wipro’s President — Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000. In addition, he

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

		has held a number of other positions at Wipro since June 1987. Mr. Vaswani holds a B.Tech. degree from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

Vineet Agrawal	45	Mr. Agrawal has served as President — Wipro Consumer Care & Lighting since July 2002 and has been employed by Wipro in other positions since July 2002. Mr. Agrawal holds a B.Tech. degree from the Indian Institute of Technology, New Delhi, and an M.B.A. from Bajaj Institute of Management Studies, Mumbai.

Ranjan Acharya	46	Mr. Acharya has served as Senior Vice President, Human Resource Development since April 2002 and has been employed by Wipro in other positions since July 1994. Mr. Acharya holds a B.S. degree from Pune University and an M.B.A. degree from Symbiosis Institute of Business Management, Pune, India.

Girish S. Paranjpe	49	Mr. Paranjpe has served as President — Banking, Finance and Insurance Vertical, Wipro Technologies since October 2000 and has been employed by Wipro in other positions since July 1990. Mr. Paranjpe holds a B. Com. degree from Bombay University and is a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India.

Sudip Banerjee	47	Mr. Banerjee has served as President — Enterprise Solutions of Wipro Technologies since February 2002 and has been employed by Wipro in other positions since February 2002. Mr. Sudip holds a B.A. degree from Delhi University and a Diploma in Management from the All India Management Association.

Dr. A.L. Rao	58	Dr. Rao joined Wipro in August 1980 and has been President — Technology Services and Chief Operating Officer of Wipro Technologies since October 2000. Dr. Rao holds B.S., M.S. and Ph.D. degrees in Nuclear Physics from Andhra University in India.

Ramesh Emani	50	Mr. Emani joined Wipro in November 1983 and has served as President — Embedded Product Engineering Solutions, Wipro Technologies since October 2003. Mr. Emani holds a B.Tech. degree from Jawaharlal Nehru Technology University, Hyderabad and an M.Tech. degree from the Indian Institute of Technology, Kanpur.

*	Serves as both an executive officer and director.
     2. Wipro Inc. (“Middle Co.”)
     Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Wipro Inc.. The principal address of Wipro Inc., and unless otherwise indicated below, the current business address for each individual listed below is 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 08816. Unless otherwise indicated below, all of the individuals listed below are citizens of India.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Directors:

P.R. Chandrasekar	52	Mr. Chandrasekar is President — Americas and Europe, Wipro Technologies. He is a citizen of the United States.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Suresh C. Senapaty	50	Mr. Senapaty has served as Wipro’s Chief Financial Officer and Executive Vice President, Finance since January 1995 and has been employed by Wipro in other positions since April 1980. Mr. Senapaty holds a B. Com. degree from Utkal University in India and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Executive Officers:

K.R. Lakshminarayana	48	Mr. Lakshminarayana is Chief Financial Officer, Wipro Technologies. His principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Sridhar Ramasubbu	48	Mr. Ramasubbu is Chief Financial Officer — Americas & Europe, Wipro Technologies as well as Secretary of Wipro Inc. He is a citizen of the United States.
     3. Roxy Acquisition Corp. (“Offeror”)
     Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Roxy Acquisition Corp. The principal address of Roxy Acquisition Corp., and unless otherwise indicated below, the current business address for each individual listed below is 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 08816. Unless otherwise indicated below, all of the individuals listed below are citizens of India.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Directors:

Suresh C. Senapaty	50	Mr. Senapaty has served as Wipro’s Chief Financial Officer and Executive Vice President, Finance since January 1995 and has been employed by Wipro in other positions since April 1980. Mr. Senapaty holds a B. Com. degree from Utkal University in India and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Suresh Vaswani	47	Mr. Vaswani has served as Wipro’s President — Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000. In addition, he has held a number of other positions at Wipro since June 1987. Mr. Vaswani holds a B.Tech. degree from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Mr. Vaswani’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Sudip Nandy	49	Mr. Nandy is Chief Strategy Officer, Wipro Limited. His principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

P.R. Chandrasekar	52	Mr. Chandrasekar is President — Americas and Europe, Wipro Technologies. He is a citizen of the United States.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Executive Officers:

Sridhar Ramasubbu	48	Mr. Ramasubbu is Chief Financial Officer — Americas & Europe, Wipro Technologies and President and Treasurer of Roxy Acquisition Corp. He is a citizen of the United States.

K.R. Lakshminarayana	41	Mr. Lakshminarayana is Chief Financial Officer, Wipro Technologies and Vice President and Secretary of Roxy Acquisition Corp. Mr. Lakshminarayana’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.